Form 20-F
period 2000-01-31
CARBIZ COM INC
filed 2000-08-21
CIK 1100750

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 20-F

                        FOR ANNUAL AND TRANSITION REPORTS

                     PURSUANT TO SECTIONS 13 OR 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

/    / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934 OR

/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2000

                                       OR

/   /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 For the transition period from  ______ to ________
       ---------------

                         Commission file number [0-30398]
                                 CARBIZ.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       ONTARIO, CANADA                           180 LESMILL ROAD,
(STATE OR OTHER JURISDICTION               TORONTO, ONTARIO M3B 2T5 (CANADA)
OF INCORPORATION OR ORGANIZATION)      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                              (NAME OF EACH EXCHANGE
    (TITLE OF EACH CLASS)                       ON WHICH REGISTERED)
           None                                   Not Applicable

           Securities registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 NOT APPLICABLE

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:


   DESIGNATION      OUTSTANDING AS AT JANUARY 31, 2000       OUTSTANDING AS AT APRIL 30, 2000 (2)
-------------------------------------------------------------------------------------------------
 common shares(1)           19,436,707 shs.                             21,287,358 shs.


NOTES:

(1) Excludes 2,143,871 common shares subject to outstanding options as of the date hereof.
(2) Prior to giving effect to the exercise of Special Warrants, Agents' Series A Specials Warrants and Agents' Series B Special Warrants; 28,172,358 shares outstanding as at April 30, 2000 after giving effect to the exercise of the Special Warrants, Agents' Series A Special Warrants and Agents' Series B Special Warrants.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes _____      No   / X /.

Indicate by checkmark which financial statement item the registrant has elected to follow: Item 17 X Item 18 _______.

                            EXCHANGE RATE INFORMATION

         Carbiz.com Inc. publishes its financial statements in Canadian dollars. In this Annual Report, references to "$" or "dollars" are to Canadian dollars. This Annual Report gives effect translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.4806 to US$1.00, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 30, 2000. The Noon Buying Rate on January 31, 2000 was Cdn $1.4456 per US $1.00.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

                                  INTRODUCTION

         Carbiz.com Inc. (hereinafter "Carbiz," the "Corporation," "we," "us," or "our") was incorporated pursuant to the provisions of the BUSINESS CORPORATIONS ACT (Ontario) ("OBCA") under the name "Data Gathering Capital Corp." on March 31, 1998. Carbiz's wholly-owned subsidiary, Data Gathering Service Inc. ("DGS"), was incorporated on November 30, 1995 by articles of incorporation under the OBCA. On July 14, 1998 Carbiz completed its initial public offering in Canada by the issuance of 1,500,000 common shares and its shares were listed for trading on the junior capital pool board of The Alberta Stock Exchange (the "ASE") on July 23, 1998. On December 18, 1998 Carbiz completed its "Major Transaction" pursuant to Alberta Securities Commission Rule 46-501 and Companion Policy 46-501(CP) ("Rule 46-501") by virtue of a reverse takeover by Carbiz's sole subsidiary, DGS. Pursuant to that transaction, Carbiz issued 10,635,005 common shares at a deemed price of $0.20 and 1,494,759 warrants to purchase common shares at an exercise price of $0.545 per share. DGS now operates as a wholly owned subsidiary of Carbiz.

         Carbiz changed its name from "Data Gathering Capital Corp." to "Carbiz.com Inc." on September 1, 1999 by articles of amendment under the OBCA and the trading symbol of Carbiz on the ASE was correspondingly changed from "DGS" to "CZ". Carbiz's registered and head office is located at 180 Lesmill Road, Toronto, Ontario, M3B 2T5.

BUSINESS OF THE CORPORATION

         Carbiz is in the business of developing, marketing, distributing and supporting software and Internet products for the automotive sales finance industry. Carbiz also offers dealers credit insurance, extended warranty and other after market car care products, which allows Carbiz to introduce dealers to its software and Internet products. The principal products and services provided by Carbiz are set out below:

         SOFTWARE PRODUCTS

         Carbiz provides software and Internet solutions to financial institutions and the retail automotive industry resulting in cost savings and efficiencies in the research, purchase and financing of car transactions. Its flagship product, Full Spectrum 2000, is a software program that enables automobile dealers to arrange "on-the-spot" financing for consumers by connecting the dealers to credit bureaus and financial institutions via the Internet.

         The Full Spectrum 2000 program enables the dealer to input the buyer's credit information and search all the major credit bureaus to analyze the buyer's credit history and profile. It then compares the credit parameters of each finance program offered by various lenders and determines which, if any, are available based on the buyer's credit status and maximum monthly payment. The program then matches the buyer's maximum monthly payment with every vehicle in the dealer's inventory to allow the dealer to select appropriate vehicles for the buyer. All of this is done on-line so that the dealer can arrange the financing "on-the-spot" or within a very short time frame compared to traditional financing applications.

         The financing aspect of Full Spectrum 2000 can be utilized by automotive dealers to access financing offers for buyers who qualify for either "prime" or "sub prime" rates. This is especially effective for buyers who have difficulty meeting traditional lending requirements. The software enables dealers to expand their customer base by arranging financing for the full range of automotive customers.

         INTERNET PRODUCTS

         Carbiz has established a web site called "Carbiz.com" which offers consumers a source for finding new and used vehicles as well as auto parts and services through the Internet. Carbiz has been operating this web site since 1995. Recently Carbiz created a web-enabled version of Full Spectrum 2000 that can be accessed and used directly over the Internet by dealers. This will enable dealers to more efficiently utilize the Carbiz software products and thereby provide potentially greater market penetration for Carbiz. The expansion of the product to the Web is the first step in establishing a complete lending portal to provide automotive financing options for consumers.

         Carbiz also provides web-site development, maintenance and updating services to automotive dealers on a fee for service basis. These web sites are linked to Carbiz.com to allow dealerships to develop direct relationships with potential customers. Carbiz offers additional add-on services to dealers to further enhance these relationships, such as an e-mail program that sends reminders to customers regarding vehicle maintenance appointments.

         DEALER CREDIT INSURANCE

         In addition to provision of its own products directly to automobile dealers, Carbiz also acts as an insurance intermediary by providing various types of credit insurance on behalf of Cigna Life Insurance Company of Canada to such dealers. Credit insurance is marketed by Carbiz as a means of encouraging dealers to acquire the software products of Carbiz and to access its web site by providing monthly support for its software or web services at no cost to dealers who purchase credit insurance coverage for life, disability and job loss in relation to a car loan, and meet certain preset insurance sales targets.

         OTHER AFTER MARKET AUTOMOTIVE PRODUCTS

         Carbiz also sells other after market products, to automotive dealers, such as extended warranty and automotive car care products. As with Dealer Credit Insurance, Carbiz has found that offering these products to dealers encourages dealers to acquire the company's software products. Product Development

         Carbiz has 18 computer programmers in Sarasota, Florida and in Toronto, Ontario on staff that are dedicated to product development, upgrading and support. This is an ongoing and integral part of Carbiz's business.

SALES AND MARKETING

         The primary market for Carbiz's products and services is automobile dealers in North America. Carbiz can offer complete information management systems and related services or individual software and Internet products, depending on the dealer's needs. Software products are licensed to the dealers with Carbiz retaining ownership. Carbiz typically receives an up front payment for the initial installation of its products and monthly fees for support services. In addition, Carbiz also receives transaction or inquiry based revenues from its Internet products as described below.

         Carbiz sells through its own direct sales organization. Direct sales are initiated from sales centers operated by Carbiz. Sales centers are currently operating in the following locations: Toronto, Ontario; Calgary and Edmonton, Alberta; Regina and Saskatoon, Saskatchewan; Dartmouth, Nova Scotia; Moncton, New Brunswick; St. John's, Newfoundland; Sarasota, Florida; Chesapeake, Virginia; Santa Anna, California; and Kansas City, Missouri. Direct sales are supported by comprehensive marketing programs such as advertising, trade shows, and self-funded training seminars.

         In addition, Carbiz intends to support sales and advertising in various media directed at creating awareness for its products and services among dealers and to build awareness with consumers.

         Direct sales in Canada are also supported through strategic alliances with financial institutions such as Toronto-Dominion Bank and Trans Canada Credit Corp. ("Trans Canada"). Trans Canada is a subsidiary of Wells Fargo Bank of San Francisco. Trans Canada is one of the largest providers of vehicle financing in the sub-prime marketplace, with 16 sales offices across Canada. Carbiz entered into an agreement with Trans Canada in May of 1999 pursuant to which Trans Canada will actively assist Carbiz in marketing Full Spectrum 2000 to Trans Canada's dealer client base across Canada. Carbiz receives a fee from all the lending institutions in its network for each credit application and loan made through such systems. The current contract with Trans Canada is scheduled to expire in December 2000.

         Carbiz has also entered into an agreement with Equifax Inc. to obtain consumer credit reports over the Internet to support the quality of applications for loans submitted to lending institutions. Carbiz receives revenue for every credit bureau electronically delivered through Full Spectrum 2000 to a requesting auto dealer.

CUSTOMER SERVICE AND SUPPORT

         Software licenses issued to dealers are typically accompanied by a maintenance agreement whereby Carbiz agrees to provide ongoing service and support to the dealer in connection with the use of the software for a monthly fee. Support can also include services such as training and implementation planning.

         Carbiz currently has 18 people on staff who are dedicated to providing customer service and support. Carbiz plans on expanding its capabilities in this area as its sales grow to ensure that it can meet the needs of its customers.

MARKET

         The primary market for the products and services offered by Carbiz is the automotive retail industry in North America. Automotive sales in North America have grown dramatically over the past several years both in terms of number of transactions and dollar volumes. Carbiz believes that this growth has been enhanced by the increased availability of new types of consumer credit such as leasing and "sub-prime" lending to high credit-risk buyers. According to data provided by the National Automobile Dealers Association (the "NADA") and DesRosiers Automotive Consultants, it is estimated that automotive retailing generated approximately $862 billion in sales in North America in 1998, making it the largest sector of the retail market. Such data also suggests that there are approximately 26,000 franchised automotive dealers in North America, all of whom are considered to be potential customers of Carbiz. Management of Carbiz believes that there are also numerous non-franchised dealers in North America, which are not reflected in the data provided by the NADA and DesRosiers Automotive Consultants.

EXPANSION AND DEVELOPMENT

         Carbiz's Management believes that in order to maintain and enhance its competitive position and business opportunities, Carbiz will need to expand the distribution of its products and services. Management believes that such expansion may be attained in one of two ways: (i) through increased sales of products and services within markets currently serviced by Carbiz; and (ii) through expansion into markets which are not currently serviced by Carbiz.

         Management believes that the products of Carbiz have characteristics which may potentially provide for increased sales of such products within secondary markets currently under-serviced by it. First, Full Spectrum 2000 provides an electronic interface for lenders to facilitate the lending process for both Prime and Sub-Prime Lenders. Second, Full Spectrum 2000 also has a component called the Sub-Prime module. The term "Sub-Prime" refers to the rate of interest that is charged to customers who are considered to be high risk as a result of a poor credit history. The Sub-Prime module simplifies and expedites the time required for automobile secondary financing to be processed and approved for such customers. Management believes that this new software places Carbiz in a position to potentially distribute products to the sub-prime market, which is a market which Carbiz has not fully exploited as at the date hereof. In order to expand into this market, management anticipates that significant steps and expenditures will have to be undertaken. Specifically, potential customers (i.e. automobile dealers) will need to be educated and trained with respect to the use and potential use of this product. This may be accomplished by several means, including advertising of the product and attempting to increase retail automotive customer awareness of the product through lead generating tools. In conjunction with such a program, management anticipates that Carbiz in areas such as training and marketing will require significant expenditures. Seminars directed at dealers on topics such as how to deal with sub-prime customers and maximizing the use of Carbiz's software may also be presented, and Carbiz may stage a cross-country sales presentation that would include attendance at automobile tradeshows and conventions. Management believes that in order to succeed with any such expansion, a highly trained and educated sales and training staff will be necessary, with extensive knowledge of the automotive industry and sub-prime financing. Additional expenses are also expected to be incurred on administration staff to observe and review results, and programmers to manage increased demands made on each product, both in terms of product support and new product development. A similar plan is likely to be employed in the United and similar types of costs are expected to be incurred by Carbiz.

         In attempting to expand operations and to provide products and services into new markets, management of Carbiz intends to target distributors in the after market line of products (which includes products such as rust proofing, car care creams, credit insurance and extended warranties) which appear to have stable and strong relationships with dealers within the territories in which they are located. Management views companies who satisfy the following criteria as potential targets for acquisition: (i) stability and strength of a potential target's automotive dealer base (management views companies with annual revenues greater than $250,000 as having a stable and strong dealer base); (ii) a related revenue stream that provides for vertical market integration with the core Carbiz product line; and (iii) financial stability evidenced by cash flow, a good asset base and a consistent and recurring revenue stream.

         Management of Carbiz anticipates that demands on Carbiz's infrastructure would increase significantly upon successful completion of expansion plans and activities. The costs associated with such an infrastructure expansion include expenses relating to increased sales staff, additional programmers, capital and equipment expenditures and marketing. These costs include provision for additional sales staff trained in Internet sales and dealership software which will need to be hired (in addition to further training of current staff), costs of additional computer and communications equipment necessary for Internet access (as Carbiz's web site receives increased demands, additional equipment will be necessary to manage server demands) and automotive dealership training seminars regarding Carbiz's software and management of sub-prime car purchasers.

COMPETITION

         The largest providers of computer system products and services to the automotive retail industry are currently ADP Dealer Services Ltd. and Reynolds and Reynolds Ltd., both of which are U.S. based integrated software solutions providers. These companies primarily provide Unix or mainframe based accounting, service and parts software products. Carbiz offers efficient stand-alone systems to dealers that provide comparatively inexpensive PC based solutions that focus on management systems, financing (including alternative financing), and Internet solutions designed specifically for the automotive market. Carbiz provides dealers with a full range of solutions products to allow dealers to effectively and efficiently operate their dealerships. Carbiz sells all products or services as a full service suite or independently as required. Carbiz has virtually no competitors who offer the complete one stop service to automotive dealerships. It does compete with single service providers on each of its products, such as, Finance and Insurance, Web service providers and sub-prime software companies.

INVESTOR RELATIONS

         On January 14, 1999, Carbiz engaged an investment advisor based in Toronto, Ontario, to provide investor relations services to Carbiz. In accordance with the investor relations agreement, the primary function of the advisor is to introduce the merits of investing in Carbiz to a domestic and international network of investors and organize informational meetings with members of the investment community on behalf of Carbiz. In consideration of these services, the advisor receives a monthly fee in the amount of $3,250. In addition, the advisor has been granted options to purchase an aggregate of 50,000 common shares of Carbiz, at an exercise price of $0.20 per share, 150,000 common shares at an exercise price of $0.85 per share and 50,000 common shares at an exercise price of $2.65 per share.

RECENT DEVELOPMENTS

         ACQUISITION OF AUTOSURE AND MPI

         On August 1, 1999 pursuant to a share purchase agreement dated July 30, 1999 by and between Carbiz and Autosure, MPI and the owners of all of the issued and outstanding shares of Autosure and MPI, Carbiz acquired all of the issued and outstanding shares of Autosure and MPI for a purchase price of $1,150,000, which purchase price was paid by the issuance of a certain number of series B special warrants at a deemed price of $1.15 per special warrant and a certified cheque in the amount of $650,000. Carbiz received receipts dated October 16, 1999 from the ASC, OSC, BCSC and NSSC for a prospectus qualifying for distribution the series B special warrants which were then exercised into 1,000,000 Common Shares.

         Autosure and its affiliate MPI are in the business of selling group creditor insurance through automobile dealerships in Atlantic Canada. Autosure began operations in 1994 in the Province of Nova Scotia. The products provided by Autosure are offered pursuant to a distribution agreement between Autosure and Autosure Financial Corp. These products consist of car cleaners, car care creams, rustproofing, other related chemical treatments for vehicles, North American Life group creditor insurance and extended warranties. In February 1996, the major shareholder of Autosure established MPI, with the objective of providing dealers with a broader product line than available through Autosure under its exclusive distribution agreement with Autosure Financial

Corp. MPI markets products other than those sold by Autosure Financial Corp. and distributes credit insurance for various insurance companies. The two companies combined have a customer base in Atlantic Canada of approximately 140 automotive dealers and offer products and services such as credit insurance, extended warranties and after-market products such as rustproofing and car care creams. The primary product distributed by these companies is credit insurance brokerage, which comprises approximately 70% of the revenues of the companies on a consolidated basis. Carbiz has integrated Carbiz's software and Internet products to the products and services offered by Autosure and MPI. The integration has resulted in increased sales in the dealer market in Atlantic Canada.

         ACQUISITION OF ABBEY CANADA INC.

         On April 4, 2000 pursuant to a share purchase agreement by and between Carbiz and Abbey Canada and Tom Simpson, Carbiz acquired all of the issued and outstanding shares of Abbey Canada for a purchase price of $180,000 paid in the form of $60,000 in cash and 40,000 common shares of Carbiz at a price of $3.00 per share. Abbey Canada operates from the offices of Carbiz in Toronto, Ontario and specializes in the distribution of credit insurance and warranty products through automobile dealerships located in Ontario.

         ACQUISITION OF ADVANCED DEALER SERVICES, INC.

         On March 29, 2000, pursuant to a share purchase agreement between Carbiz, ADS, and the shareholders of ADS, Carbiz acquired all of the issued and outstanding shares of ADS for a purchase price of U.S. $1,957,820. The purchase price was satisfied by (i) the assumption and repayment by Carbiz of a long term loan owed to a U.S. chartered bank in the amount of U.S. $480,000; (ii) the assumption and repayment by Carbiz of ADS trade debt of approximately U.S. $210,000, payable at the option of Carbiz in shares or over a two-year term;
(iii) the repayment of ADS shareholder loans in the approximate amount of U.S. $325,000 by the issuance of 86,103 common shares of Carbiz at the price of $5.50 per share; (iv) a payout of ADS shareholders loans in the sum of U.S. $75,000; and (v) the payment of U.S. $745,800 by the issuance by Carbiz of 197,165 common shares at an ascribed closing price of $5.50 (Cdn.) per share. The common shares of Carbiz received by ADS shareholders were escrowed on a time release basis, with 1/3 of the shares being released on the first, second and third anniversaries of the closing. ADS is a supplier of automotive after-market products located in Sarasota, Florida, providing software products which facilitate lending in the "buy-here-pay-here" financing market. This market is another tier of consumer lending at the dealership level and represents a large market in the United States.

         STRATEGIC ALLIANCE WITH TD BANK

         Carbiz entered into an agreement with TD Bank dated March 30, 2000 to form a strategic alliance to expand TD Bank's automotive dealer consumer loan business through the utilization of Carbiz's Full Spectrum 2000 product. Through Carbiz.com's Full Spectrum 2000 software, auto dealers can obtain "on-the-spot" financing for consumers by connecting the dealers to credit bureaus and lenders via the Internet. Under the alliance, TD Bank plans to utilize Full Spectrum 2000 in its relationship and its dealer network across Canada.

         Pursuant to the agreement, TD Bank acquired 333,333 common shares at an ascribed price of $1.67 per share and 750,000 warrants to acquire common shares at an exercise price of $2.00 per share and having an expiry date of September 29, 2000.

         ACQUISITION OF TAXMAX SERVICE GROUP, INC.

         On May 19, 2000 pursuant to a share purchase agreement between Carbiz, TaxMax and Stanton C. Heintz, Carbiz acquired all of the issued and outstanding shares of TaxMax for a purchase price of U.S. $439,000 which purchase price was satisfied by the payment of $227,000 cash, the assumption of a U.S. $12,000 small business loan and the issuance of 222,296 common shares of Carbiz at an ascribed price of $1.35 (Cdn.) per share.

         TaxMax is in the business of electronic tax form preparation. The TaxMax product allows a prospective car purchaser to have his or her personal "tax refund" sent directly from the governmental taxation authority to the automobile dealer to be issued as the down payment on an automobile purchase. TaxMax combines electronic tax filing, electronic communication and interactive telephony to produce a unique marketing and sales promotion product. TaxMax makes rapid, on-site tax filing available to the retail marketplace of used cars as a unique winter sales builder for dealerships. TaxMax can prepare a tax return submitted from any location in the United States in 30 minutes or less, while the taxpayer is at the dealership; the dealership requires no tax knowledge. The refund due to the taxpayer is then routed to and controlled by the submitting dealership, providing a down payment for the purchase of the used car. TaxMax has a customer base of approximately 800 automobile dealers.

         ACQUISITION OF FINANCIAL BUSINESS SYSTEMS, INC.

         On July 12, 2000, pursuant to an Agreement and Plan of Merger between Carbiz, FBS and W. Carroll Byrum, Carbiz acquired all of the issued and outstanding shares of FBS for a proposed purchase price of U.S. $1,250,000, which purchase price was satisfied by the payment of U.S. $625,000 cash, and the issuance of $625,000 in common shares of Carbiz.

         FBS is a DOS-based software company based out of Chesapeake, Virginia, which produces a full line of software products including "finance and insurance", "sub-prime", "buy-here-pay-here" and rental car programs. FBS has a customer base of approximately 850 automotive dealer customers. As a DOS-based company, FBS is positioned to take advantage of the upgraded Carbiz Windows-TM- and Internet-based products. The market opportunity for Carbiz is centered on the US used-car dealership market, over half of which are not computerized and where DOS-based products are still largely used.

         ACQUISITION OF COMPUTERIZED AUTOMOTIVE TECHNOLOGIES INC.

         On July 11, 2000, Carbiz pursuant to an Agreement and Plan of Merger between Carbiz, 727659 Delaware, Inc. (a wholly-owned subsidiary of Carbiz), Computerized Automotive Technologies, Inc. ("CAT"), and the shareholders of CAT acquired CAT through a merger for a purchase price of U.S. $1,500,000, which purchase price was satisfied by the payment of U.S. $627,000 cash and the issuance of U.S. $873,000 in common shares of Carbiz.

         CAT is a software company based out of Kansas City, Missouri and has been a leading participant in the U.S. finance and insurance, leasing and special financing market for over 15 years. It has made over 2500 installations of software and systems to dealerships and has considerable experience with finance and insurance integration with accounting software. CAT has a customer base of approximately 820 automobile dealer customers.

                                  RISK FACTORS

         CARBIZ BELIEVES THAT AN INVESTMENT IN ITS COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION CONTAINED IN THIS ANNUAL REPORT BEFORE PURCHASING COMMON SHARES OF CARBIZ.

WE HAVE A LIMITED OPERATING HISTORY AND EXPECT TO ENCOUNTER DIFFICULTIES FACED BY EARLY STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS.

         We have only a limited operating history providing our products upon which to base an evaluation of our current business and future prospects. We began offering Carbiz's products and services in March of 1998. Accordingly, the revenue and potential profitability of our business and the related market are unproven. In addition, because this market is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. The risks include our ability to:

          -    attract more clients and retain existing clients;

          -    effectively market and maintain our brand name;

          -    respond effectively to competitive pressures;

          -    continue to develop and upgrade our technology; and

          -    attract, integrate, retain and motivate qualified personnel.

If we are unsuccessful in addressing some or all of these risks, our business and operating results would be adversely affected.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE .

         We have not achieved profitability and, as we expect to incur significant operating expenses and to make significant capital expenditures, we expect to continue to experience significant losses and negative cash flow in the foreseeable future. We recorded a net loss of approximately $1.4 million for the year ended January 31, 2000. We had an accumulated deficit of $2,417,825 as of January 31, 2000. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to achieve or maintain profitability may materially and adversely affect the market price of our Common Shares.

WE MAY BE UNABLE TO CONTINUE TO BUILD AWARENESS OF THE CARBIZ BRAND NAME.

         Building recognition of our brand is critical to establishing the advantage of being among the first providers of software and Internet products for the automotive sales finance industry and attracting new clients. If we fail to successfully promote and maintain our brand or incur significant expenses in promoting our brand without an associated increase in our revenue, our business, results of operations and financial condition may be materially and adversely affected.

WE MAY BE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE AND CHANGING CLIENT PREFERENCES IN OUR INDUSTRY AND THIS MAY HARM OUR BUSINESS.

         Business on the Internet is characterized by rapid technological change. Sudden changes in client and Internet user requirements and preferences, frequent new product and service introductions embodying new technologies, such as broadband communications, and the emergence of new industry standards and practices could render our service and proprietary technology and technology systems obsolete. The rapid evolution of these products and services will require that we continually improve the performance, features and reliability of our service and products. If any of our new services, including upgrades, do not meet our clients' or Internet users expectations, our business may be harmed. Updating our technology may require significant additional capital expenditures and could materially and adversely affect our business, results of operations and financial condition.

IF WE ARE NOT COMPETITIVE IN THE MARKET, OUR BUSINESS COULD BE HARMED.

         There are other competitors which supply similar products to those provided by Carbiz. Some of the main competitors are much larger and better capitalized than us. We believe that competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have:

          -    longer operating histories;

          -    larger client bases;

          -    greater brand recognition;

          -    more diversified lines of products and services; and

          -    significantly greater financial, marketing and other resources.

         These competitors may enter into strategic or commercial relationships with larger, more established and better financed companies. These competitors may be able to:

          -    undertake more extensive marketing campaigns;

          -    adopt more aggressive pricing policies; and

          - make more attractive offers to businesses to induce them to use their products or services.

Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

IF WE DO NOT SUCCESSFULLY INTEGRATE OUR ACQUISITIONS, OUR BUSINESS COULD BE HARMED.

         We have grown Carbiz through the acquisition of a number of similar businesses. In the future, we may acquire or invest in complementary companies, products or technologies. Acquisitions and investments involve numerous risks to us, including:

          - difficulties in integrating operations, technologies, products and personnel with Carbiz;

          - diversion of financial and management resources from efforts related to Carbiz's then-existing operations;

          - potential loss of either our existing key employees or key employees of any companies we acquire; and

          - our inability to generate sufficient revenue to offset acquisition or investment costs.

The foregoing difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. We cannot assure you that our acquisitions will result in the company increasing its revenues more than the expenses incurred in connection with such acquisitions.

OUR BUSINESS AND PROSPECTS WOULD SUFFER IF WE ARE UNABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

         Our success and ability to compete depend, in part, upon the protection of our intellectual property rights relating to the technology underlying our services and software products. We also rely upon copyright, trade secret and trademark law, written agreements and common law to protect our proprietary technology, processes and other intellectual property, to the extent that protection is sought or secured at all. Carbiz is in the process of obtaining trademark protection for the names "Carbizlot", "Full Spectrum 2000", "Sur-Clean" and "Carbiz.com" in the United States and Canada. Until we obtain approval from the respective patent authority in each country, there is no assurance that such names will not effectively be copied by other parties.

         We cannot assure you that any steps we might take will be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar or superior technology, processes or other intellectual property. The unauthorized reproduction or other misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying for it. If this occurs, our business, results of operation and financial condition would be materially and adversely affected. In addition, disputes concerning the ownership on rights to use intellectual property could be costly and time consuming to litigate, may distract management from operating our business and may result in a loss of significant rights.

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS TO EXECUTE OUR BUSINESS STRATEGY AND WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

         To the extent that we require additional funds to support or operations or the expansion of our business, or to pay for acquisitions, we may need to sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. In the past, we have obtained financing principally through the sale of preferred stock, common stock and warrants. If additional funds are raised through the issuance of debt or preferred equity securities, these securities could have rights, preferences and privileges senior to the holders of the common stock. The terms of any debt securities could impose restrictions on our operations. If additional funds are raised through the issuance of additional equity or convertible securities, our stockholders could suffer dilution. We cannot assure you that additional funding, if required, will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. Those limitations would materially and adversely affect our business, results of operations and financial condition.

FLUCTUATIONS IN OUR OPERATING RESULTS AND THE COMPOSITION OF OUR REVENUES, PARTICULARLY COMPARED TO THE EXPECTATIONS OF INVESTORS, MAY LEAD TO A REDUCED PRICE OF OUR COMMON STOCK.

         Our operating results have varied in the past, and we expect that they will continue to vary in the future as a result of a number of factors, many of which are beyond our control. These factors include:

          -    Demand for our products and services;

          -    Increases in our operating expenses;

          -    Competition in our industry;

          -    Timing of new products and services;

          -    The loss of any key employees and timing of our new hires; and

          - Significant downturns in the Canadian, U.S. and international economies.

         In addition, we have not yet experienced a consistent pattern of revenues such that we can accurately predict our future revenues. Due to the foregoing factors, our annual or quarterly results of operations may not meet the expectations of investors.

OUR ABILITY TO ACHIEVE OR MAINTAIN PROFITABILITY WILL BE CONSTRAINED IF WE DO NOT EFFECTIVELY MANAGE OUR RAPID GROWTH.

         As a result of our acquisitions and organic growth, we have recently increased our employee base to meet increasing demand for our products and services. As we expand our operations, we expect to continue to increase the size of our employee base. Our management and operations have been strained by this growth and will continue to be strained by our anticipated growth. To compete effectively and to manage future growth, we must continue to improve our financial and management controls, reporting systems and procedures on a timely basis. We must also expand, train and manage our employee base. If we are not successful in managing our growth, our ability to achieve or maintain profitability may be harmed.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.

         Our future performance will depend largely on the efforts and abilities of our senior executives, namely Carl Ritter, our founder and Chief Executive Officer, and certain other key technical, sales and marketing and managerial personnel. Our success will depend on our ability to attract and retain these key employees in the future. The market for such persons is extremely competitive and we may not find qualified replacements for personnel who leave us. The loss of, or the inability to attract, any one or more of our key personnel and particular, Mr. Ritter, may harm our ability to develop and effectively manage our business.

A SUCCESSFUL PRODUCT LIABILITY CLAIM MAY HARM OUR FINANCIAL CONDITION.

         The complex nature of products and services increases the likelihood that we may face product liability claims in the future. Any provisions in our agreements with our clients designed to limit our exposure to potential product liability claims and any product liability insurance may not be adequate to protect us from such claims. A successful product liability claim brought against us could harm our financial condition. Even if unsuccessful, any product liability claim could result in costly litigation and divert management's attention and resources.

ANY FUTURE ACQUISITIONS MAY BE DIFFICULT AND DISRUPTIVE, AND CARBIZ'S OPERATING RESULTS MAY BE HARMED IF CARBIZ CANNOT ADDRESS THE CHALLENGES PRESENTED BY ACQUISITIONS.

         Carbiz has acquired a number of businesses to expand its operations or market presence and intends to continue its expansion by acquiring or investing in companies, assets or technologies that complement its business and offer opportunities for growth. These transactions involve many risks and challenges that Carbiz might not successfully overcome, including:

          - Difficulties in assimilating technologies, products, personnel and operations;

          - Disruption of Carbiz ongoing business and diversion of management's attention from other business concerns;

          - Risks of entering markets in which Carbiz has no or limited prior experience;

          - Issuances of equity securities that may dilute ownership interest of the holders of Carbiz's Common Shares;

          - Cash payments to or the assumption of debt or other liabilities of the companies that Carbiz acquires; and

          - Large write-offs and amortization expenses related to goodwill and other intangible assets.

         Any inability to address these risks could negatively impact Carbiz's operating results. Any failure to successfully integrate the employees of the acquired companies into our operations will increase Carbiz's operating expenses and may adversely impact its revenues. Moreover, any future acquisitions or investments, even if successfully completed, may not generate any additional revenue or provide any benefit to Carbiz's business.

WE DEPEND ON THE CONTINUED VIABILITY OF THE INTERNET.

         To the extent that the Internet continues to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, we cannot assure you that the infrastructure for the Internet will be able to support the demands placed upon it. The Internet has experienced outages and delays as a result of damage to portions of its infrastructure. Outages or delays could adversely affect online sites, email and the level of traffic on the Internet. We also depend on the Internet service providers that provide our clients and Internet users with access to Carbiz's services and products. In the past, users have experienced difficulties due to system failures unrelated to our service. In addition, the Internet could lose its viability due to delays in the adoption of new standards and protocols required to handle increased levels of Internet activity. Insufficient availability of telecommunication services to support the Internet also could result in slower response times and negatively impact use of the Internet generally. If the use of the Internet fails to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur or if the Internet does not become a viable commercial marketplace, we may not achieve profitability and our business, results of operations and financial condition will suffer.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION AND LEGAL
UNCERTAINTIES.

         Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The United States Congress has enacted Internet legislation relating to issues such as children's privacy, copyright and taxation. The children's privacy legislation imposes restrictions on the collection, use and distribution of personal identification information obtained online from children under the age of 13. The copyright legislation establishes rules governing the liability of the Internet service providers and the Web site publishers for the copyright infringement of Internet users. The tax legislation places a moratorium on certain forms of Internet taxes for three years, however, this moratorium does apply to sales and use taxes. Additionally, the European Union recently adopted a directive addressing data privacy which imposes restrictions on the collection, use and processing of personal data. Existing legislation and any new legislation could hinder the use and growth of the Internet generally and decrease the acceptance of the Internet as a medium for communication, commerce and advertising. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take several years to determine whether and how existing laws such as those governing intellectual property, taxation and personal privacy apply to the Internet and Internet services. In addition, the growth and development of the market for Internet commerce may prompt call for more stringent consumer protection laws, both in the US and abroad, which may impose additional burdens on companies conducting business online. Our business, results of operations and financial condition could be materially and adversely affected if we do not comply with recent legislation or laws or regulations relating to the Internet that are adopted or modified in the future.

SECURITY CONCERNS COULD HINDER COMMERCE ON THE INTERNET.

         User concerns about the security of confidential information online has been a significant barrier to commerce on the Internet and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve the transmission of confidential information. If Internet commerce is inhibited as a result of such security concerns, our business would be harmed.

WE HAVE NOT PAID ANY DIVIDENDS TO OUR STOCKHOLDERS AND WE ARE UNSURE AS TO WHEN WE WILL BE ABLE TO MAKE SUCH PAYMENTS.

         The payment of dividends by Carbiz is restricted by the solvency provisions of the OBCA. To date, we have not paid any dividends on our outstanding Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund further growth, the financial condition of the Corporation and other factors which our board of directors may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.

OUR BUSINESS MAY BE ADVERSELY IMPACTED BY FLUCTUATIONS OF EXCHANGE RATES.

         Carbiz is planning to market its products in the United States and any fluctuations in the exchange rates could adversely affect our profits. We cannot assure you that we will be able to minimize the significance of the impact of such fluctuations on our business.

CONFLICTS OF INTEREST MAY RESULT IN FINANCIAL TERMS THAT ARE LESS FAVORABLE TO CARBIZ THAN IF DEALING WITH AN UNAFFILIATED THIRD PARTY.

         There are potential conflicts of interest to which the directors of Carbiz may be subject from time to time in connection with the operation of Carbiz. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the OBCA which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with Carbiz to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the OBCA. While Carbiz believes that any such transactions have been entered into on an arms-length basis, there can be no assurance that Carbiz will not enter into such transactions in the future that could adversely impact Carbiz to the extent that financial terms are less favorable to Carbiz than if dealing with an unaffiliated third party. See Item 13 of this Annual Report for a discussion of Carbiz's transactions with related parties.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report may contain forward-looking statements that address, among other things, market acceptance of our products and services, expansion into new targeted industries, product development, sales and marketing strategies, development and maintenance of strategic alliances, technological advancement, global expansion, projected capital expenditures, liquidity and availability of additional funding sources. These statements may be found in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and in this Annual Report generally. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms or other comparable terminology. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this Annual Report. Unless required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this Annual Report to conform such statements to actual results.

ITEM 2.  DESCRIPTION OF PROPERTY

         Carbiz currently leases approximately 5,300 square feet of office space, as its head office space, at 180 Lesmill Road, Toronto, Ontario under a month-to-month lease arrangement with the owner of the property. The cost of the lease to Carbiz is Cdn$7,645 per month.

         Carbiz has a lease for 1,674 square feet of office space located at Units 2 and 3, 5080 Timberlea Blvd., Mississauga, Ontario, expiring January 30, 2003. The rent payable on the lease to Carbiz is Cdn.$1,388 per month. This property has been sublet to a third party.

         Carbiz currently leases approximately 5,500 square feet of office space located at 1462 Main Street, Sarasota, Florida under a month-to-month lease arrangement with the owner of the property. The cost of the lease is US$3,838 per month.

         Carbiz currently leases approximately 3,200 square feet of office space located at 3587-D Forest Haven Lane, Chesapeake, VA under a month-to-month lease arrangement with the landlord. The cost of the lease is US $1,875.

         Carbiz currently leases 3,220 square feet of office space at 2405 Grand, Suite 300, Kansas City, MO under a three (3) year lease. The rent payable under this lease is currently $5,031 per month.

         Carbiz has signed an agreement to lease property located at 7560 Commerce Court, Sarasota, FL effective as of October of 2000. The rent payable under this lease agreement will be $10,250 per month.

ITEM 3.  LEGAL PROCEEDINGS

         Carbiz is not currently a party to any legal proceedings. While management of Carbiz is currently not aware of any other legal proceedings initiated against Carbiz, from time to time, Carbiz may become subject to claims and litigation generally associated with any business venture in the ordinary course of its operations.

ITEM 4.  CONTROL OF REGISTRANT

         Carbiz is not controlled, directly or indirectly, by any other corporation or by any foreign government.

         The following tables set forth information regarding the beneficial ownership of Carbiz's common shares as of January 31, 2000 for (a) any person who is known by Carbiz to be the owner of more than 10% of any class of Carbiz's voting securities, and (b) the total amount of any class of Carbiz's voting securities owned by the officers and directors as a group without naming them. The information in the tables do not reflect ownership of warrants, but do reflect ownership of options.

                             PRINCIPAL SHAREHOLDERS


NAME AND                                                            PERCENTAGE
MUNICIPALITY OF RESIDENCE             NUMBER OF SHARES               OF SHARES
-------------------------             ----------------              -----------
     Carl Ritter(1)(2)(3)                 2,325,901                     11%
        Toronto Canada

      John Galluci(2)(4)                  3,582,240                     17%
        Toronto, Canada

  Directors and Officers as a           7,383,699(5)                    11%
             Group


NOTES:

(1)  These shares are subject to an escrow agreement.
(2) Carl Ritter and John Gallucci also have options to purchase an additional 546,671 common shares.
(3) 265,002 common shares are owned by Carl Ritter and 2,060,899 common shares are owned by 1043917 Ontario Inc., a holding company controlled by Carl Ritter.
(4) 3,332,240 common shares are owned by 1144822 Ontario Inc., a holding company in which John Gallucci is President and 1/3 owner.
(5) All of the common shares held by the Directors and Officers as a group are held by each director and/or officer in their respective personal capacity, through an RRSP, through a corporation in which they have a controlling interest in, or as joint tenants with their respective spouse.

ITEM 5.  NATURE OF TRADING MARKET

         Carbiz's common shares trade on the Canadian Venture Exchange ("CDNX") under the symbol "CZ". On July 14, 1998 Carbiz completed its initial public offering by the issuance of 1,500,000 Common Shares and its shares were listed for trading on the junior capital pool board of The Alberta Stock Exchange (the "ASE") on July 23, 1998.

         The following table sets forth the price range (high and low) and trading volume of the common shares since July 23, 1998 (the date on which trading in the common shares began), as reported by the CDNX:


                                      CDNX
                    -----------------------------------------
                        HIGH           LOW            VOLUME
                    ----------      --------      -----------
                         $              $
1998
3rd Quarter             0.48          0.40           831,500
4th Quarter             1.25          0.42           786,625


1999
1st Quarter             0.80          0.41           224,106
2nd Quarter             2.50          0.70         5,534,250
3rd Quarter             1.50          0.75           640,680
4th Quarter             1.60          1.00         1,950,623

2000
1st Quarter             8.00          1.05        12,911,012
April                   4.00          1.70         2,522,929
May                     2.50          1.00         1,128,648
June 1 to June 12       2.00          1.61          361,875


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements.

         There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act(the "Act") enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that Carbiz is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

         Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of $5.0 million or more; indirect acquisitions of Canadian businesses with assets of $50.0 million or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5.0 million and represents greater than 50% of the total value of the assets of all the entities, control of which is being acquired. Generally speaking, the value of the business acquisition threshold (the "Threshold") is increased from those levels outlined where the acquisition is by a member of NAFTA or a WTO Investor or by a non-Canadian other than a WTO Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a WTO Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

         Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

          - Engages in production of uranium and owns an interest in producing uranium property in Canada;

          -    Provides financial services;

          -    Provides transportation services;

          -    Is a cultural business.

Carbiz is considered to be a cultural business pursuant to the Act.

         If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions maybe filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

         Upon review of an application for review, the Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are:

          - the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada;

          - the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

          - the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

          - the effect of the investment on competition within any industry or industries in Canada;

          - the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

          - the contribution of the investment to Canada's ability to compete in world markets

ITEM 7.  TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of our common shares by a United States holder. A United States holder is:

          -    an individual citizen or resident of the United States;

          - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

          - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         This summary deals only with common shares that are held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

          -    dealers or traders in securities or currencies;

          - financial institutions or other United States holders that treat income in respect of our common shares as financial services income;

          -    life insurance companies;

          -    tax-exempt entities;

          - United States holders that hold our common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedge against currency risks in respect of our common shares;

          - United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting shares;

          - United States holders that have a principal place of business or "tax home" outside the United States; or

          - United States holders whose "functional currency" is not the United States dollar.

         The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The following discussion does not purport to describe all of the tax considerations that may be relevant to you. We advise you to consult your own tax advisor.

DISTRIBUTIONS

         Distributions that we make with respect to our common shares, other than distributions in liquidation and distributions in redemption of shares that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed the current and accumulated earnings and profits of the Company, as determined for United States federal income tax purposes. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Distributions, if any, in excess of the current and accumulated earnings and profits of the Company, as determined for United State federal income tax purposes, will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in our common shares. To the extent that these distributions exceed the tax basis of the United States holder in its shares of our common shares, the excess generally will be treated as capital gain.

         In the case of distributions in Canadian dollars, the amount of the distributions generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises as a result of foreign currency fluctuations from the date the distribution is received (or deemed received) to the date such distribution is converted into United States dollars. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

         Dividends that we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Code.

SALE OR EXCHANGE

         Upon a sale or exchange of our common shares to a person other than Carbiz, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares (determined in U.S. dollars). Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held our common shares for more than one year.

FOREIGN TAX CREDIT

         In general, in computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it, including any non-United States taxes withheld from distributions, if any, that we pay on our common shares. For foreign tax credit purposes, under Section 904(g) of the Internal Revenue Code, in the event that at least 50 percent of our shares (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if, in any taxable year, we have earnings and profits and less than 10 percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that we pay are treated entirely as foreign-source income under the Canada-United States Income Tax Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

         Gain or loss realized by a United States holder on the sale or exchange of our common shares generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

         If we were to be a passive foreign investment company (see "--Passive Foreign Investment Companies" below), special rules would apply to the calculation of foreign tax credits.

         The availability of foreign tax credits depends on the particular circumstances of each United States holder. The rules regarding foreign tax credits are complex, and we advise you to consult your own tax advisor.

BACKUP WITHHOLDING TAX

         Backup withholding tax at a rate of 31% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of our common shares within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

PASSIVE FOREIGN INVESTMENT COMPANIES

         In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties, other than certain rents and royalties derived in the active conduct of a trade or business) or (ii) 50% or more of the average of the quarterly values of its assets consists of assets that produce, or are held for the production of, passive income.

         Based on our current and projected income, and our estimates as to the market value of our assets as determined by reference to the expected market value of our common shares when issued, we do not expect to be considered to be a passive foreign investment company. However, because the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time and because the market price of our shares is likely to fluctuate after the offering, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are a passive foreign investment company at any time that you own common shares, you generally will be subject to the rules described below, even if we subsequently cease to be a passive foreign investment company. United States holders will be responsible for determining whether we are a passive foreign investment company each year for purposes of applying the rules described below.

         Except as described below regarding the mark-to-market election, if we are considered to be a passive foreign investment company, the following special rules will generally apply to:

          - any gain realized on the sale or other disposition (including a pledge as security for a loan) of our common shares, and

          - any "excess distribution" on the common shares (generally, any distributions received by you on the common shares in a taxable year other than the first year in which you hold the common shares that are greater than 125% of the average annual distributions received by you in the preceding three taxable years, or, if shorter, your holding period for the common shares).

Under these rules:

          - the gain or excess distribution would be allocated ratably over your holding period for the common shares;

          - the amount allocated to the current taxable year and to taxable years before the first day in which we became a passive foreign investment company would be taxed as ordinary income; and

          - the amount allocated to each of the prior taxable years in which we were a passive foreign investment company would be subject to tax at the highest rate of tax in effect for a corporate or individual taxpayer, as applicable, that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to such prior year.

         Alternatively, when the common shares are regularly traded on the Nasdaq National Market (or another qualifying market), you will be able to make a mark-to-market election with respect to the common shares. If you make the mark-to-market election upon acquisition of the common shares, you will be required to include in income as ordinary income each year the excess of the fair market value of the common shares over your adjusted basis in the common shares, and generally will be entitled to deduct as an ordinary loss each year the lesser of (a) the excess of your original or, if applicable, adjusted basis in the common shares over their fair market value, and (b) the excess of the total amount of income included in prior years over the total amount of deductions allowed in prior years under the mark-to-market rules. Your adjusted basis in the common shares will be increased by the amount of any income inclusions and will be decreased by the amount of any deductions. If you dispose of the common shares for an amount in excess of your adjusted basis, the gain will be taxed at ordinary income tax rates.

         You should consult your tax advisor about the availability of the mark-to-market election and whether doing so would be advisable in your specific situation.

         A U.S. investor who owns common shares during any year that we are a passive foreign investment company must file Internal Revenue Service Form 8621, describing any distributions received from the ownership of common shares and any gain realized on the sale or other disposition of common shares.

ITEM 8.  SELECTED FINANCIAL DATA

THE FOLLOWING SELECTED FINANCIAL DATA IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED AS AN EXHIBIT TO THIS ANNUAL REPORT.

         The following table sets forth information from the audited consolidated results for the fiscal years ended January 31, 2000, January 31, 1999 and January 31, 1998, which have been audited by the Corporation's auditors. The Corporation's financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles which conform in all material respects with United States Generally Accepted Accounting Principles except as referred to in Note 12 of the audited financial statements and Note 11 of the unaudited financial statements.


                                                                                     YEARS ENDED JANUARY 31
                                                                   -----------------------------------------------------------
                                                                          2000                1999                1998
                                                                          ----                ----                ----
         Sales                                                         $ 1,750,190         $ 1,014,495         $ 1,032,880
         Cost of Sales                                                     801,711             440,346             265,967
                                                                       -----------        ------------         -----------
         Gross Profit                                                      948,479             576,149             835,901
         Interest and other income                                          44,171               2,342              68,988
         Operating expenses                                              2,093,194           1,081,813             989,692
         Amortization                                                    2,359,163           1,253,330             158,442
                                                                       -----------        ------------         -----------
         Net Loss                                                       (1,366,513)          (676,839)           (312,233)
         Accumulated deficit                                           $(2,417,825)       $(1,051,312)          $(374,473)
         Loss per share                                                $     (0.08)       $     (0.06)          $   (0.03)



                                                                                        AS OF JANUARY 31
                                                                   -----------------------------------------------------------
                                                                          2000                1999                1998
                                                                          ----                ----                ----
         Cash and Cash Equivalents                                     $ 1,098,489            $ 75,377            $ 55,951
         Total Assets                                                    2,952,567             731,075             844,390
         Total Liabilities                                                 414,453             300,294             190,458
         Shareholders' Equity                                            2,538,114               (219)             222,932


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

         Carbiz has attempted to capitalize itself in the automotive sales finance industry through a growth strategy that emphasizes three principal components: (i) acquiring a significant number of companies involved in the business of developing, marketing, distributing and supporting software and Internet products for the sales finance industry, (ii) acquiring companies that further support Carbiz's business involvement in F&I credit insurance, extended warranties and other after market car care products; and (iii) improving the revenue and profitability of newly acquired and established operations. As a result of the successful implementation of this strategy, the Carbiz has grown significantly. Managing Carbiz's growth by successfully integrating newly acquired operations with existing facilities and optimizing economies of scale is critical to our profitability, and it will continue to be one of the most important responsibilities and challenges facing us.

         Due to the successful implementation of Carbiz's business strategy, it has grown substantially in size and operational costs have grown accordingly. As expected, Carbiz's growth has resulted in increased infrastructure and field level staffing. Management continues to review Carbiz's operating performance and attempts to implement changes were necessary to improve Carbiz's long-term financial performance. In particular, in an effort to reduce operating costs and reduce general and administrative expenses as a percentage of revenue, management performed a detailed review of the principal components of the Company's operational, administrative and capital structure. To date, Carbiz has acquired six companies during fiscal 1999 and 2000 for consideration of approximately $8 million in cash and securities. Please see recent developments in Item 1 for a discussion of the acquisition activity of Carbiz. Carbiz expects to commit significant resources in the immediate future to the integration of the acquired businesses into its operations.

ESCROW AGREEMENT

         An aggregate of 1,350,000 common shares have been deposited with CIBC Mellon Trust Company pursuant to an Escrow Agreement dated as of June 18, 1998 (the "Escrow Agreement"). Pursuant to the Escrow Agreement, the Major Transaction having been completed on December 18, 1998, the escrowed securities shall be released upon the written consent of the Executive Director of the Alberta Securities Commission (the "Executive Director") as to one-third of the escrowed securities on the first anniversary of the completion of the Major Transaction. At the time of consent for the first release, the Executive Director may also consent to the second and third anniversary releases.

         The ASE required that 5,059,566 of the 7,935,311 common shares issued to the Pre-Tender Agreement Shareholders and Related Parties be placed in escrow pursuant to an Alberta Stock Exchange Escrow Agreement on Form 10B. The escrow agreement provides that the common shares held thereunder may not be sold, released, transferred or otherwise dealt with without the written consent of the ASE. The escrow agreement allows for the common shares held thereunder to be released on the basis of one common share for each $0.20 of cash flow realized through the operations of Carbiz. Cash flow is defined as net income adjusted for depreciation, depletion, deferred taxes and amortization of goodwill and research and development costs. To date, none of these common shares have been released from escrow pursuant to these terms.

         The ASE required that the remaining 2,875,745 common shares issued to the Pre-Tender Agreement Shareholders and Related Parties be placed and held in escrow pursuant to an Alberta Stock Exchange Escrow Agreement on Form 10A. The escrow agreement provides that the common shares held thereunder may not be sold, released, transferred or otherwise dealt with without the written consent of the ASE. The escrow agreement allows for one-third of these escrowed shares to be released on each of the first, second and third anniversaries of the completion of the Major Transaction of Carbiz upon the consent of the ASE. To date, none of these common shares have been released from escrow pursuant to these terms.

RESULTS OF OPERATIONS

YEAR ENDED JANUARY 31, 2000 COMPARED TO YEAR ENDED JANUARY 31, 1999

         REVENUE

         Sales increased to $1,750,190 for the year ended January 31, 2000 compared to $1,014,495 for the year ended January 31, 1999. This represents an increase of 73%. Approximately 88% of this increase or $645,897 is attributable to the additional revenue generated by (Atlantic Canada) Marketing Professionals Inc. and Autosure Financial Corporation Atlantic Limited. These two companies were acquired by Carbiz in August of 1999. Continued increase in sales of the Full Spectrum 2000 software and the Generator infomercial accounted for 9% of the sales growth increase. The remaining 3% was as a result of increased sales in other product lines.

         COST OF SALES AND GROSS MARGIN

         Cost of sales increased from $440,346 for the year ended January 31, 1999 to $801,711 for the year ended January 31, 2000. This represents an 82% increase. Additional cost of sales directly relating to sales generated by Atlantic Canada amount to $115,007 or 32% of the increase. The costs associated with the direct advertising and creation of the Generator infomercial accounted for $233,217 or 64% of the increase. The remaining 4% increase was due to the continued increase in costs related to enhancing Full Spectrum 2000.
Carbiz's accounting policy is to expense costs as incurred and not to capitalize them.

         INTEREST OTHER INCOME

         Interest other income increased to $44,171 from $2,342, representing a net increase of $41,829. This was generated by interest-bearing investments held by Carbiz. Carbiz had a net increase in cash attributable to financing activities which raised $2.9 million. The funds were invested in interest bearing notes which generated interest income.

         OPERATING EXPENSES

         Operating expenses for year ended January 31, 2000 increased to $2,093,194 from $1,081,813 for the same period in 1999, an increase of 93%. 28% or $289,126 of this increase in attributed to the addition of Altantic Canada to the organization during the year. Continued expansion of Carbiz during the year required additions in support staff and additional promotional expenses. Increase of these expenses accounted for 38% of the increase in operating expenses. Professional fees incurred represented 29% of the increase in operating costs. These fees are directly related to costs associated with being a publicly traded company (i.e. ASE sustaining fees and continuous disclosure filing fee).

         BAD DEBT

         Bad debt expense increased from $9,008 for the year ended January 31, 1999 to $49,154 for the same period ended January 31, 2000. A majority of this increase was a provision made for customers undergoing financial restructuring. The total amount owed to Carbiz by these customers was included as a bad debt item.

Provisions for other various accounts which are in default positions are related to services and support which have been discontinued.

         DEPRECIATION AND AMORTIZATION EXPENSE

         Total amortization increased by $1,105,833 or 88% for the year ended January 31, 2000 as compared with the same period in 1999. During the period ended January 31, 2000, Capital assets depreciation expense increased by 90%. This increase was caused by the addition of various computers and related assets during the year. Net capital asset additions totaled $248,728 for the year. The Goodwill amortization increase of $62,535 is directly related to the acquisitions in Atlantic Canada.

         NET LOSS

         Net loss for the year ended January 31, 2000 was $1,366,513 compared to $676,839 for the year ended January 31, 1999, representing an increase of 102%. This increase was primarily due to increases in operating expenses, cost of goods sold, and amortization as explained in the respective sections above.

         CAPITAL EXPENDITURES AND ACQUISITIONS

         Carbiz has been expanding staff in all areas of the operation during the year ended January 31, 2000. Additional expenditures have been made in sales, programming and administration departments in anticipation of expanded sales. Carbiz acquired additional computer equipment and related furniture to support the staff expansion, totaling $248,728. In August 1999, the company acquired all the outstanding preferred common shares of MPI Marketing Professional Inc. and Autosure Financial Corporation Atlantic Limited. Net cash consideration on the acquisition was $356,720.

         LIQUIDITY AND CAPITAL RESOURCES

         Carbiz.com Inc. has no long term or short term debt. Working capital as at January 31, 2000 amounts to $1,097,567.

YEAR ENDED JANUARY 31, 1999 COMPARED TO YEAR ENDED JANUARY 31, 1998

         REVENUES

         Carbiz generated revenue of $1,014,495 for the year ended January 31, 1999 compared to $1,032,880 for the year ended January 31, 1998, representing a decrease of 1.8%. The decrease in sales was caused by the loss in revenue resulting from the bankruptcy of a major U.S. account in the latter part of 1998, which was only partially offset by sales to new customers.

         COST OF SALES AND GROSS MARGIN

         For the year ended January 31, 1999, the cost of sales for Carbiz was $440,346 compared to $265,967 for the year ended January 31, 1998. This increase was due primarily to an increase in Carbiz's programming staff which was required to complete development of Full Spectrum Deskman 2000. The increase in cost of sales reduced the gross margin by 25%.

         OPERATING EXPENSES

         Carbiz incurred operating expenses of $1,081,813 during the year ended January 31, 1999 compared to $989,692 during the year ended January 31, 1998, representing an increase of 9.3%. This increase was primarily attributable to an increase in consulting and professional fees attributable to the listing of Carbiz on The Alberta Stock Exchange and the Major Transaction of Carbiz.

         DEPRECIATION AND AMORTIZATION EXPENSES

         Depreciation expense increased to $171,517 for the year ended January 31, 1999 compared to $158,442 for the year ended January 31, 1998, representing an increase of 8.3%. This increase resulted from the increased value of Carbiz's computer software products. Carbiz added fixed assets late in the fiscal year of 1998; this deferred the impact on depreciation to the fiscal year 1999.

         INCOME TAXES

         As Carbiz continued to operate in a loss position for both accounting and tax purposes, Carbiz was able to carry the losses forward and pay no tax during this period.

         NET LOSS

         Net loss for the year ended January 31, 1999 was $676,839 compared to $312,233 for the year ended January 31, 1998, representing an increase of 117%. This increase was primarily due to an increase in operating expenses and in the cost of sales, as discussed in the respective sections above.

         CAPITAL EXPENDITURES AND ACQUISITIONS

         During the fiscal year 1999, Carbiz expanded its staff in all operational areas such as sales, programming and administration. With the increase in employees, Carbiz needed to purchase additional workstations and computer equipment. Expenditures for the year ended 1999 were $5,651.

         LIQUIDITY AND CAPITAL RESOURCES

         As at January 31, 1999, Carbiz had no long term debt and a working capital deficit of $56,266.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Carbiz is subject to two main market risks: Interest rate risk and foreign currency exchange risk.

         Carbiz's investment portfolio consists primarily of investments in interest bearing notes and GICs, and such portfolio does not subject Carbiz to material market risk exposures.

         Revenues are typically received from US and international sources in US dollars while costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. Currency exchange rates are determined by market factors beyond the Company's control and may vary substantially during the course of a production. If the Canadian dollar were to strengthen in relation to the U.S. dollar, the Company's effective costs would rise in relation to its revenues. The Company does not maintain US currency balances in excess of its estimated US payables. To date, the Company has not entered into agreements for any material hedging instruments.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

         The following table lists as of January 31, 2000 the names of the Directors and/or Executive Officers of Carbiz. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting of the shareholders or until a successor is duly elected, unless the office is vacated in accordance with the governing documents of Carbiz. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors. Unless otherwise noted, all Directors and Executive Officers are residents and citizens of Canada.


NAME                                     OFFICE                             PRINCIPAL OCCUPATION AND POSITIONS
-------------------------    -------------------------------    ------------------------------------------------------------
Carl Ritter,                 Chief Executive Officer and        Chief Executive Officer, Carbiz, since date of inception
                             Director
Carlo Sistilli(1)(2)         Chief Financial Officer and        Chief Financial Officer of Carbiz, since date of inception
                             Director
John Gallucci                Director                           Director of Carbiz
Ross Quigley(1)              Director                           Director of Carbiz
Mark Wayne(1)                Director                           Director of Carbiz
Aldo Sistilli(2)             Corporate Secretary and Vice       Corporate Secretary of Carbiz as of June 1, 1999
                             President, Finance                 Vice President, Finance, since March, 1998
James Richard Reeves         President                          President of Carbiz as of May 29, 2000; and President of
(resident of the United                                         Carbiz US operations since March 2000
States - Sarasota,
Florida)
Allen Beesley                Chief Operating Officer            Chief Operating Officer of Carbiz as of February 7, 2000


NOTES:

(1)  Member of the Audit Committee.
(2)  Carlo Sistilli and Aldo Sistilli are brothers.

         The following is a brief description of the key management of Carbiz:

CARL RITTER - CHIEF EXECUTIVE OFFICER AND DIRECTOR

         Mr. Ritter has 18 years experience in the retail automotive industry, having held several senior management positions from 1978 to 1995 with Golden Mile Motors Corp., which owned and operated several automobile dealerships in Ontario. In 1995, Mr. Ritter founded Data Gathering Service Inc., a private company involved in the development of software and Internet applications for the automotive industry.

CARLO SISTILLI - CHIEF FINANCIAL OFFICER AND DIRECTOR

         Mr. Sistilli has been a Certified Management Accountant since 1986. For the past eight years Mr. Sistilli has been a partner in the firm Sistilli & Sistilli CMA's, and has been a sole practitioner, Carlo Sistilli CMA, since March, 1998. Both CMA firms provide accounting, tax and computer consulting services to the public. From 1984 until 1992, Mr. Sistilli held a variety of senior management positions with Cabot Trust, including controller, manager of systems and manager of internal audit. Mr. Sistilli joined DGS as Chief Financial Officer in January, 1997. Mr. Sistilli has been the owner of CJS Consulting, a computer and accounting consulting firm since October of 1992.

JAMES RICHARD REEVES - PRESIDENT

         Mr. James Reeves has held the position of President of Advanced Dealer Services Inc. since 1997, a private company engaged in software development, training and consulting; from 1996 - 1997 President of Dealer Controlled Financing, Inc. a national automotive training and consulting company; from 1986
- 1996 President of Reeves Data Corporation, a national software development company; from 1996 - 1997 President of UC-1, Inc.

ALLAN BEESLEY - CHIEF OPERATING OFFICER

         Allan Beesley has been involved in various aspects of business development and marketing for both multinational and smaller companies competing in the information technology and consumer packaged goods industries for over 20 years. His academic credentials include a B.Sc. and an MBA from York University and he is currently Vice Chairman of the Chartered Institute of Marketing Management of Ontario. Between February 1998 and April 1999, Mr. Beesley was responsible for sales planning with Compaq Canada Inc. From July 1996 to February 1998, he was involved in business development with Luminart Inc. and was VP Sales and Marketing for Melitta Canada from November 1992 to December 1994. Prior to this Mr. Beesley also served with Avon Canada as Vice President, Marketing, with Revlon Canada as Vice President and Director of Marketing and with Benckiser Inc., a company in the packaged goods industry, as President and Chief Executive Officer.

ALDO SISTILLI - CORPORATE SECRETARY AND VICE PRESIDENT, FINANCE

         Mr. Aldo Sistilli is a Certified Management Accountant (1989). From 1984 to 1998, Mr. Sistilli held Management Accounting positions in such companies as Domtar Packaging, Avery Dennison, Paccar Financial Services and Canada Packers. He has also been a partner in the firm Sistilli & Sistilli CMA's since 1992, and a sole practitioner, Aldo Sistilli CMA, since 1998. Both firms provide accounting, tax and computer consulting services to the public. Mr. Sistilli joined DGS as Controller in March of 1998.

JOHN GALLUCCI - DIRECTOR

         Mr. Gallucci has been President of Tregal Holdings Ltd. ("Tregal") since 1994. Tregal is a private, family controlled investment company primarily holding real estate assets. Mr. Gallucci was President of Richbourne Investors Inc. ("Richbourne"), also a private, family controlled investment company primarily holding real estate assets from 1987 to October 1, 1998, when Richbourne amalgamated with Tregal to form Tregal Holdings Ltd.

ROSS QUIGLEY - DIRECTOR

         Mr. Quigley has been the Chief Executive Officer of: The Medipac International group of companies since 1983; the Reed Mather Insurance Group Inc. since 1988; and Group Services Insurance Brokers Ltd. since 1972. These are private companies engaged in specialized insurance products and administration services, including strategic alliance partnerships, publishing and tradeshow development.

MARK WAYNE - DIRECTOR

         Mr. Wayne is a lawyer (non-practicing) and a Chartered Financial Analyst. He practiced law from 1980 to 1987 in Calgary, specializing in the fields of corporate and securities law. In 1987 he founded AltaFund

Investment Corp. ("AltaFund"), a public investment company trading on the CDNX. He served as President of AltaFund until April 1991 when AltaFund was converted into a mutual fund and management was assumed by an independent fund manager. Mr. Wayne was a Vice President of Altamira Financial Services Ltd., a mutual fund company, from July 1991 to October 1998. He is currently President of Unicus Funds Ltd., a private company providing financial advisory services. He is a director of six other public companies: Helix Hearing Care of America Corp, Montreal Exchange; FinTech Services Ltd., CDNX; Thermax International Corp., CDNX; MedMira Inc., CDNX; TM Capital Corp., CDNX and Waldorf Ventures Inc., CDNX.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

CASH

         No remuneration has been paid to directors in their capacity as directors. No consulting fees and/or remuneration has been paid to any promoter, officer, director, other insider or any associate or affiliate thereof nor was any remuneration paid to any party for any work performed of a public/investor relations nature prior to the completion of Carbiz's Major Transaction.

         The following table sets forth compensation in respect of the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Vice President, Finance/Corporate Secretary of Carbiz for the years ended January 31, 1998, January 31, 1999 and January 31, 2000:


------------------------- ---------------- ---------------------------------------------- ---------------- ----------------------


                                                         ANNUAL COMPENSATION
                                           ----------------------------------------------     SECURITIES
        NAME AND                                                         OTHER ANNUAL        UNDER OPTIONS
        PRINCIPAL                           SALARY(1)(2)     BONUS       COMPENSATION          GRANTED(3)          ALL OTHER
        POSITION             YEAR ENDED          ($)          ($)             ($)                 (#)          COMPENSATION ($)
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
Carl Ritter                 January 31,       109,500         -               -               89,671               -(2)
Chief Executive Officer        2000
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,       82,500          -               -               180,000                -
                               1999
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,       90,699          -               -                                      -
                               1998
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
Carlo Sistilli              January 31,       31,200          -               -               20,000                 -
Chief Financial Officer        2000
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,       31,200          -               -               40,000                 -
                               1999
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,       29,600          -               -                                      -
                               1998
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
Aldo Sistilli               January 31,      63,320(1)        -               -               40,000                 -
Corporate Secretary and        2000
Vice President, Finance
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,       29,800          -               -               31,500                 -
                               1999
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------
                            January 31,                       -               -                                      -
                               1998
------------------------- ---------------- -------------- ---------- -------------------- ---------------- ----------------------


NOTE:

(1)  Perquisites and other personal benefits received by Messrs. C. Sistilli and
     A. Sistilli for each of the years ended January 31, 2000, January 31, 1999 and January 31, 1998 did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.
(2) For the period ended April 30, 2000, Mr. Ritter has received from the company a golf course membership and yearly fees totalling $42,621.61. Perquisites and other personal benefits received by Mr. Ritter for the each of the years ended January 31, 2000, January 31, 1999 and January 31, 1998 did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

(3) See "Executive Compensation - Stock Option Plan", "Stock Options" and "Price Range and Trading Volume of Common Shares".
(4) James Richard Reeves and Allan Beesley became named executive officers following the most recently completed year end of Carbiz.

DIRECTORS

         Unicus Funds Ltd., a financial consulting company wholly owned by Mark Wayne, a director of Carbiz, was paid an aggregate of $10,000 for financial consulting services to Carbiz during the fiscal year ended January 31, 2000. Otherwise, the directors of Carbiz receive and have received no remuneration in their capacities as such. The directors are eligible to receive stock options under Carbiz 's stock option plan. See "Item 12 of this Annual Report".

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         Carbiz has adopted a stock option plan (the "Plan") for senior officers, directors and full-time employees of Carbiz and any subsidiary which permits granting of options to purchase up to a maximum of 10% of the outstanding Common Shares. The number of options and the exercise price of all options is set by the board of directors of Carbiz or a committee thereof, at the time of grant provided that the exercise price shall not be less than the market price of the Common Shares on the stock exchange on which such shares are traded less the discounts permitted by the rules of such exchange.

         The following table sets forth options to purchase common shares which are outstanding under the Plan as of the date hereof:


                                      NUMBER OF COMMON
                                        SHARES UNDER                          EXERCISE PRICE
                                           OPTION          DATE OF GRANT     PER COMMON SHARE           EXPIRY DATE
                                     --------------------------------------------------------------------------------------
Directors(1) (3 individuals)              135,000         August 1, 1999           $1.00              August 17, 2004
                                          500,000        February 17, 2000         $2.65             February 17, 2005

Officers (4 individuals)                  149,671         August 1, 1999           $1.00              August 1, 2004
                                          600,000        February 17, 2000         $2.65             February 17, 2005

Employees (38 individuals)                 82,000        December 18, 1998         $0.20             December 18, 2003

                                          102,200         August 1, 1999           $1.00              August 1, 2004

                                          575,000        February 17, 2000         $2.65             February 17, 2005
                                     -------------------
Total                                    2,143,871
                                     ===================


NOTES:

(1) Excludes options held by Mr. Carl Ritter and Mr. Carlo Sistilli, which are included in the information set forth opposite "Officers" in this table.
(2) On June 11, 2000, the closing price of the Common Shares on the CDNX was $1.50 per share. The aggregate value of the unexercised in-the-money options granted to each of the optionees based on such closing price is $300,035.50.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Unicus Funds Ltd., a financial consulting company wholly-owned by Mark Wayne, a director of Carbiz, was paid an aggregate of $10,000 for financial consulting services to Carbiz during the fiscal year ended January 31, 2000. Carbiz also paid an aggregate of $109,500 to a company owned by Carbiz's president. Otherwise, the directors of Carbiz receive and have received no remuneration in their capacities as such. The directors are eligible to receive stock options under Carbiz 's stock option plan

         Since incorporation there has not existed, and there currently does not exist, any indebtedness of the directors or officers of Carbiz or any of their associates or affiliates to Carbiz.

         Carbiz has recently signed a lease for real property in Sarasota, FL whereby certain directors, officers and/or shareholders of Carbiz are interested parties to this lease arrangement. All terms and conditions of the agreements between Carbiz and any of its directors or executive officers have been negotiated on an arms-length basis.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Carbiz is authorized to issue an unlimited number of Common Shares without nominal or par value, of which 21,916,404 Common Shares were issued and outstanding as fully paid and non-assessable as at the date hereof, and an unlimited number of Preferred Shares, of which non are issued and outstanding. The holders of Common Shares are entitled to dividends as and when declared by the Board of Directors of Carbiz and, upon liquidation, to receive such assets of Carbiz as are distributable to the holders of Common Shares. All of the outstanding Common Shares are fully paid and nonassessable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

         Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

         Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

         Not applicable. Carbiz's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian

ITEM 18. FINANCIAL STATEMENTS.

         Carbiz has elected to provide financial statements pursuant to Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Consolidated Financial Statements (Expressed in Canadian dollars) - January 31, 2000.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBIZ.COM INC.

By:   /s/  CARL RITTER
   ----------------------------------
           Carl Ritter
           Chief Executive Officer

Date:    AUGUST 18, 2000
     --------------------------------

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000




                                 CARBIZ.COM INC.
                     (FORMERLY DATA GATHERING CAPITAL CORP.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

                                      INDEX


                                                                                   Page
Auditors' Report                                                                    F-2

Consolidated Balance Sheet                                                       F-3 & F-4

Consolidated Statement of Operations and Deficit                                    F-5

Consolidated Schedule of Operating Expenses - Schedule A                            F-6

Consolidated Statement of Cash Flows                                                F-7

Notes to the Consolidated Financial Statements                                  F-8 - F-23


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

AUDITORS' REPORT


TO THE SHAREHOLDERS OF
CARBIZ.COM INC.
(FORMERLY DATA GATHERING CAPITAL CORP.)

         We have audited the consolidated balance sheets of Carbiz.com Inc. (formerly Data Gathering Capital Corp.) as at January 31, 2000 and January 31, 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended January 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2000 and January 31, 1999 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2000 in accordance with Canadian generally accepted accounting principles.

                                             "Goldfarb Shulman Patel & Co. LLP"

Toronto, Canada
February 29, 2000                            CHARTERED ACCOUNTANTS
(Except for note 12 which is
as of June 29, 2000)

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000


      PLEASE NOTE THAT THERE ARE DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP
              AND SUCH DIFFERENCES ARE SET FORTH IN NOTE 13 HEREIN.

ASSETS


                             January 31     January 31
                                2000           1999
                             ----------   ------------
CURRENT ASSETS

    Cash                     $  305,101   $   35,377
    Short-term investments      793,388       40,000
    Accounts receivable         347,131      146,458
    Sundry assets                66,400       22,193
                             ----------   ----------

                              1,512,020      244,028

CAPITAL ASSETS - note 3         276,378       85,236

INTANGIBLE ASSETS - note 4    1,164,169      401,811
                             ----------   ----------


                             $2,952,567   $  731,075
                             ==========   ==========


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

LIABILITIES


                                                      January 31     January 31
                                                         2000           1999
                                                      -----------   ------------
CURRENT LIABILITIES

     Accounts payable                                 $   399,831    $   300,294
     Customer deposits                                     14,622
                                                      -----------   ------------

                                                          414,453        300,294
                                                      -----------   ------------

NON-CONTROLLING INTEREST - note 5(a)                                     431,000
                                                                    -----------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL - note 5                                 4,955,939      1,051,093

DEFICIT                                               (2,417,825)    (1,051,312)
                                                     -----------    -----------

                                                       2,538,114           (219)
                                                     -----------    -----------

                                                     $ 2,952,567    $   731,075
                                                     ===========    ===========


Approved by the Board:

"Carl Ritter"

"Ross Quigley"

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000


                                                    For the Years Ended
                                           January 31     January 31      January 31
                                              2000          1999            1998
                                          -----------    -----------    -----------
SALES                                     $ 1,750,190    $ 1,014,495    $ 1,032,880

COST OF SALES                                 801,711        440,346        265,967
                                          -----------    -----------    -----------

GROSS PROFIT                                  948,479        574,149        766,913

INTEREST AND OTHER INCOME                      44,171          2,342         68,988
                                          -----------    -----------    -----------

                                              992,650        576,491        835,901
                                          -----------    -----------    -----------

OPERATING EXPENSES - Schedule A             2,093,194      1,081,813        989,692

AMORTIZATION

    Capital assets                             67,315         35,398         32,042
    Computer software development costs        97,244         97,244         97,244
    Goodwill                                  101,410         38,875         29,156
                                          -----------    -----------    -----------

                                            2,359,163      1,253,330        158,442
                                          -----------    -----------    -----------

NET LOSS FOR THE YEAR                      (1,366,513)      (676,839)      (312,233)

DEFICIT - beginning of the year            (1,051,312)      (374,473)       (62,240)
                                          -----------    -----------    -----------

DEFICIT - end of the year                 $(2,417,825)   $(1,051,312)   $  (374,473)
                                          ===========    ===========    ===========

LOSS PER SHARE                            $     (0.08)   $     (0.06)   $     (0.03)
                                          ===========    ===========    ===========


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000


                                          For the Years Ended
                                  January 31    January 31   January 31
                                     2000          1999         1998
                                 -----------  ------------ ------------
Automobile                       $   81,707   $   29,714   $   24,993
Bad debts                            49,154        9,008       54,638
Management and consulting fees      436,267      317,503      263,105
Office and general                  129,438      111,727       72,859
Office salaries and services        145,048       69,848      166,956
Professional fees                   387,459      118,460       41,086
Rent                                116,588       70,514       67,347
Sales commissions                   367,756      149,890      137,750
Sales promotion                     177,244       95,386       67,347
Telephone                            61,607       49,165       41,526
Travel                              140,926       60,598       52,300
                                 ----------   ----------   ----------

                                 $2,093,194   $1,081,813   $  989,692
                                 ==========   ==========   ==========


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000


                                                                               For The Years Ended
                                                                      January 31     January 31    January 31
                                                                        2000           1999           1998
                                                                     ------------   ------------   -----------
CASH PROVIDED BY (USED IN):
    OPERATING ACTIVITIES
        Net loss for the year                                        $(1,366,513)   $  (676,839)   $  (312,233)
        Adjustments for:
           Amortization of capital assets                                 67,315         35,398         32,042
           Amortization of intangible assets                             198,654        136,119        126,400
                                                                     -----------    -----------    -----------
                                                                      (1,100,544)      (505,322)      (153,791)
        Net changes in working capital balances
                  Accounts receivable                                   (200,673)       (32,181)       (27,367)
                  Sundry assets                                            5,452           (944)       (12,478)
                  Accounts payable                                       (41,038)       134,836        146,001
                  Customer deposits                                       14,622         (8,925)
                                                                     -----------    -----------    -----------

                                                                      (1,322,181)      (403,611)       (56,560)
                                                                     -----------    -----------    -----------

    FINANCING ACTIVITIES
        Share capital                                                  2,973,846        453,688        203,823
        Decrease in advances from shareholder                               (926)
        Decrease in loan payable                                         (25,000)        25,000
                                                                     -----------    -----------    -----------
                                                                       2,973,846        428,688        227,897
                                                                     -----------    -----------    -----------

    INVESTING ACTIVITIES
        Acquisition of subsidiaries, net of cash acquired - note 2      (356,770)
        Acquisition of capital assets                                   (248,728)        (5,651)       (96,724)
        Acquisition of intangible assets                                 (23,055)      (291,561)
                                                                     -----------    -----------    -----------

                                                                        (628,553)        (5,651)      (388,285)
                                                                     -----------    -----------    -----------

INCREASE IN CASH                                                       1,023,112         19,426       (216,948)

CASH AND CASH EQUIVALENTS - beginning of the year                         75,377         55,951        272,899
                                                                     -----------    -----------    -----------

CASH AND CASH EQUIVALENTS - end of the year - note 7                 $ 1,098,489    $    75,377    $    55,951
                                                                     ===========    ===========    ===========


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The accounting policies of the company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the preceding year. All amounts are in Canadian dollars unless otherwise indicated. Material differences between Canadian and United States GAAP are described and reconciled in note 13. Outlined below are those policies considered particularly significant.

     Principles of Consolidation

          The consolidated financial statements include the accounts of the company and its subsidiary companies.

     Revenue Recognition

          The company's revenue is derived from:

     a) Sale and installation of computer software products to the automotive sales industry, related license fees and post contract support and maintenance agreements. Installation and license fee revenue is recognized when all services related to the initial installation have been completed.

     b) Commissions on sale of credit insurance by the automotive dealer in conjunction with financing of the vehicles.

     c) Referral fees from financial institutions and automotive dealers along with other automotive related services.

     Capital Assets and Amortization

          Capital assets are stated at cost. Amortization is computed over the estimated useful life of the assets as follows:

     Furniture and equipment                         - 20% declining balance
     Computer equipment for internal use
             Hardware                                - 30% declining balance
             Software                                - 33 1/3% straight - line
             Leasehold improvements                  - Equally over 5 years

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

     Computer Software Costs

         Costs of planning, designing and establishing the technological feasibility of computer software products are charged to expenses when incurred.

          The costs of producing product masters (including coding and testing) incurred subsequent to establishing a product's feasibility are capitalized. Capitalization of computer software costs ends and amortization of such costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product.

          Software development costs for each product are carried on the balance sheet at the lower of unamortized capitalized costs or its net realizable value. Software development includes the cost of purchased software.

     Goodwill

          Goodwill represents the excess cost of the company's investment in its subsidiaries over the fair market value of net tangible assets acquired and is being amortized on a straight line basis over 90 months. Impairment of goodwill, if any, is determined by comparing its carrying value to the estimated future cash flows to be derived from the assets of the subsidiaries acquired on a non discounted basis.

     Foreign Currency Translation

          All foreign currencies are translated into Canadian dollars using the average rates for the year for items in the statement of operations, current rates for assets and liabilities of current nature included in the balance sheet and historical rates for other items.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the year in which they become known.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

     Cash and Cash Equivalents

          Cash and cash equivalents consist of cash balances with banks and investments in term deposits and money market instruments that are readily convertible into cash.

NOTE 2 - ACQUISITION

          (a) On August 1, 1999 the company acquired all the outstanding preferred and common shares of MPI Marketing Professionals Inc.
               (MPI) and Autosure Financial Corporation Atlantic Ltd. (Autosure). In payment for such shares, the company issued 434,782 Series B Special Warrants at an ascribed value of $ 500,000 and paid $ 650,000 in cash. Each Series B Special Warrant entitled the holder to acquire one common share at no additional cost.

               The acquisition has been accounted for by the purchase method and the results of operations of the companies acquired have been included in these consolidated statements since the acquisition date.

               The excess of the purchase price over the fair value of the net tangible assets of MPI and Autosure as at August 1, 1999 has been allocated to goodwill. Below is a summary of the fair value of assets acquired and consideration given.

               Fair value of net assets acquired.

   Cash                                               $   305,176
   Total assets other than cash                            59,388
   Total liabilities                                     (140,575)
                                                      -----------

   Net assets acquired                                    223,989
   Goodwill                                               937,957
                                                      -----------
                                                      $ 1,161,946
                                                      -----------

Consideration

   Cash (including professional fees on acquisition
          of $ 11,946)                                $   661,946
   Series B Special Warrants                              500,000
                                                      -----------
                                                      $ 1,161,946
                                                      -----------
Cash paid net of cash acquired                        $   356,770
                                                      ===========


          (b) Pursuant to an agreement effective December 18, 1998 between Data Gathering Capital Corp. (DGC) and Data Gathering Service Inc.
               (DGS), a Canadian private company,

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

1. DGC issued 10,635,004 common voting shares in exchange for all the outstanding voting common shares of DGS on the basis of 4.25 common shares of DGC for each common share of DGS.

2. DGC issued 1,280,759 warrants in exchange for Series A Warrants of DGS on the basis of 4.25 warrants of DGC for each warrant of DGS.

3. DGC issued 214,000 warrants in exchange for Series B Warrants of DGS on the basis of one warrant of DGC for each warrant of DGS.

As a result of the transaction, the former shareholders of DGS owned approximately 78% of the common voting shares of DGC. Accordingly, the transaction has been treated for accounting purposes as an acquisition of DGC by DGS. Application of reverse takeover accounting results in the following:

(i) The consolidated financial statements of the combined entities are issued under the name of the legal parent (Data Gathering Capital Corp.) but are a continuation of the financial statements of the legal subsidiary (Data Gathering Service Inc.).

(ii) As DGS is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their book values (which do not differ from fair value).

(iii) Comparative figures for the years ended January 31, 1998 and prior reflect only the assets, liabilities, revenues and expenses of DGS.

(iv) Control of the net assets of DGC is deemed to be acquired by DGS. For the purpose of this transaction, the deemed consideration is the $326,670 ascribed to 2,925,000 common shares of DGC outstanding at December 18, 1998.

Deemed Consideration                  $ 326,670
                                      =========

Assigned value of net assets of DGC

         Current assets               $ 360,720
         Current liabilities            (34,050)
                                      ---------
                                      $ 326,670
                                      =========

DGC was established in March 1998 as a Junior Capital Pool Corporation for the purpose of raising public capital in contemplation of the above noted transaction.

In the above transaction DGC did not acquire 215,500 non-voting Class B Preference shares and 215,500 non-voting Class C Preference shares of DGS. As a result, these shares have been reflected as non-controlling interest in the consolidated financial statements.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 3      -  CAPITAL ASSETS


                                        2000                 1999
                          -------------------------------  ---------
                                    Accumulated  Net Book   Net Book
                            Cost   Amortization   Value      Value
                          --------   --------   --------   --------
Furniture and equipment   $108,205   $ 41,370   $ 66,835   $ 14,312
Computer equipment         351,789    145,854    205,935     69,014
Leasehold improvements      20,355     16,747      3,608      1,910
                          --------   --------   --------   --------

                          $480,349   $203,971   $276,378   $ 85,236
                          ========   ========   ========   ========


NOTE 4      -  INTANGIBLE ASSETS


                                     2000                     1999
                    ------------------------------------   -----------
                                 Accumulated   Net Book      Net Book
                        Cost    Amortization     Value        Value
                    ----------   ----------   ----------   ----------
Computer software
 development costs  $  509,275   $  405,183   $  104,092   $  178,281
Goodwill             1,229,518      169,441    1,060,077      223,530
                    ----------   ----------   ----------   ----------

                    $1,738,793   $  574,624   $1,164,169   $  401,811
                    ==========   ==========   ==========   ==========


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 5      -  SHARE CAPITAL

         The company's authorized share capital consists of the following:
         Unlimited number of common shares with voting rights. Unlimited number of preference shares, issuable in series.

         The following is an analysis of the share capital of the company:


                                                                                      Series A         Series B
                                                     Common                           Special          Special
                                                     Shares          Warrants         Warrants         Warrants          Amount

                                                  -------------    -------------    -------------    -------------    -------------
              Share Capital -   January 31, 1999    13,560,004       1,494,759                                        $  1,051,093

              Exercise of warrants                   1,494,759      (1,494,759)                                            814,644

              Exercise of stock options              1,014,000                                                             202,800

              Acquisition of non-controlling
              interest (note (a) below)                501,162                                                             431,000

              Net proceeds from issuance of
              Series A Special Warrants (note
              (b) below)                                                               2,120,000                         2,095,650

              Issue of Series B Special
              Warrants on acquisition (note (c)
              below)                                                                                     434,782           500,000

              Shares issued as corporate
              finance fee                              100,000

              Issue of Agent's Special Warrants
              in lieu of fee for services
              rendered                                                 212,000

              Exercise of warrants                   2,766,782        (212,000)       (2,120,000)       (434,782)

              Warrants granted (note (b) below)                      1,272,000

              Legal and other issue related
              expenses                                                                                                    (139,248)
                                                  -------------    -------------    -------------    -------------    -------------
              Share Capital - January 31, 2000      19,436,707        1,272,000          -                 -          $  4,955,939
                                                  ============     =============    =============    =============    =============


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 5 - SHARE CAPITAL (Continued)

          a) On May 11, 1999 the company acquired all of the remaining shares of its legal subsidiary, Data Gathering Service Inc., consisting of 215,500 Class B and 215,500 Class C preference shares through the issuance of 501,162 common shares.

          b) Pursuant to an agency agreement dated April 28, 1999, the company issued and sold 2,120,000 Special Warrants priced at $ 1.00 per Series A Special Warrant for aggregate net proceeds of $ 2,095,650. Each Series A Special Warrant entitled the holder to acquire one common share and one-half (1/2) of one warrant at no additional cost. Each whole Warrant entitles the holder to purchase one additional common share at a price of $ 1.25 if exercised during the first year from date of issue of the Series A Special Warrant. As of January 31, 2000, 1,060,000 warrants were outstanding of which 705,000 and 355,000 expire on May 19, 2000 and June 25, 2000 respectively.

     As consideration for services rendered in connection with the above transaction, the company paid the agent's fee through the issuance to the agent of 212,000 Agent's Special Warrants. In addition, the company granted to the agent 100,000 common shares as a corporate finance fee. Each Agent's Special Warrant entitled the holder to acquire one Agent's Share and one whole Agent's Warrant at no cost. Each whole Agent's Warrant entitles the holder to purchase one Share at a price of $1.25 if exercised during the first year from date of issue of the Agent's Special Warrant. As of January 31, 2000, 212,000 warrants were outstanding of which 141,000 expire on May 19, 2000 and 71,000 expire on June 25, 2000.

          c) On August 1, 1999 the company acquired all the outstanding preferred and common shares of MPI Marketing Professionals Inc. and Autosure Financial Corporation Atlantic Ltd. In payment for such shares, the company issued 434,782 Series B Special Warrants at an ascribed value of $ 500,000 and paid $ 650,000 in cash. Each Series B Special Warrant entitled the holder to acquire one common share at no additional cost.

WARRANTS OUTSTANDING


       Number of Warrants             Exercise Price            Expiring
 ---------------------------        -------------------       ---------------
         846,000                    $         1.25            May 19,2000
         426,000                    $         1.25            June 25, 2000


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 5 - SHARE CAPITAL (Continued)

STOCK OPTIONS

Under the Stock Option Plan (1998), options may be granted to directors, officers, employees, and consultants of the corporation at an exercise price determined by the Board of Directors provided that such exercise price should not be less than permitted under the rules of any stock exchange where the shares are listed. The period during which an option may be exercised (the "Option Period") is determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such option is granted. The options are exercisable during a period not to exceed 5 years from the date the option is granted unless otherwise specifically provided by the Board, and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted. Options are exercisable as determined by the Board at the date of the grant. Shares covered by options granted with respect to any year may not exceed 10% of the issued and outstanding shares of the corporation, calculated on a non-diluted basis.


                                                                                Number of         Weighted Average
OPTIONS OUTSTANDING                                                              Options           Exercise Price
                                                                            -----------------    -----------------
Balance, beginning of the year                                                    1,423,500      $         0.20

Options granted during the year                                                     571,671      $         0.96

Options cancelled                                                                    (3,000)     $         0.96

Options exercised during the year                                                (1,014,000)     $         0.20
                                                                            ---------------
Balance, end of the year                                                            978,171      $         0.64
                                                                            ===============



                                               Number of Options                                Market Value at
         Expiry Date of Options                                         Exercise Price            Grant Date
------------------------------------------    --------------------    --------------------    --------------------
December 18, 2003                                      409,500           $     0.20               $    0.37
April 13, 2004                                         150,000           $     0.85               $    0.85
August 1, 2004                                         418,671           $     1.00               $    1.00
                                              ----------------
                                                       978,171
                                              ================

At January 31, 2000 common shares authorized for issuance under this plan are equal to the options outstanding.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 5 - SHARE CAPITAL (Continued)

     LOSS PER SHARE

     The loss per share is calculated using the weighted average number of common shares outstanding during the year, which was 16,324,237 shares (1999 - 10,635,005).

NOTE 6 - INCOME TAXES

     The following non-capital losses for income tax purposes are available to reduce taxable income in future periods.

          a)   Parent Company

               Accumulated losses of $ 174,249 of which $ 20,747 expires in 2006 and $ 153,502 expires in 2007.

          b)   Subsidiary Companies

               Accumulated losses of $ 1,668,246 of which $ 181,153 expires in 2005, $ 503,264 expires in 2006 and $ 983,829 expires in 2007.

               In addition, in future years the company will be able to claim for income tax purposes capital cost allowance and cumulative eligible capital deduction exceeding amortization charges by $ 135,405.

The potential benefits relating to the availability of losses and additional deductions have not been reflected in the financial statements.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 7 - CASH FLOW INFORMATION

          a) Cash and cash equivalents included in the cash flow statement comprise the following balance sheet items.


                          January 31   January 31   January 31
                             2000        1999          1998
                         ----------   ----------   ----------
Cash                     $  305,101   $   35,377   $   40,951
Short-term investments      793,388       40,000       15,000
                         ----------   ----------   ----------

                         $1,098,489   $   75,377   $   55,951
                         ==========   ==========   ==========


          b)   Supplemental information

                         Non-cash financing activities
                         Conversion of minority interest into common shares
                            - note 5(a)                                         $       431,000
                         Acquisition of subsidiaries by issuance of common
                         shares
                           - note 5(c)                                                  500,000
                                                                                ---------------
                                                                                $       931,000
                                                                                ===============

NOTE 8 - RELATED PARTY TRANSACTIONS

          Management and consulting fees expense includes $ 109,500 paid to a company owned by the president as follows:

Pursuant to a management contract   $104,500

For other services                     5,000
                                    --------
                                    $109,500
                                    --------


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

     (a) Management contract with a company owned by the president for a term ending January 31, 2005. Under the contract the corporation's commitment is as follows:

                2001                             $ 165,000
                2002                               173,250
                2003                               181,912
                2004                               191,008
                2005                               200,558


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

     (b) Management contract entered into by a subsidiary company, with a former shareholder of the subsidiary company, for a period of 12 years, commencing May 1, 1998. The base annual fee for the contract is $ 74,000; with additional amounts to be paid if sales exceed the target level.

     (c) Consulting contracts with the corporation's senior management for a period of five years commencing November 1, 1999 at an annual aggregate fee of $ 127,500 in the first year increasing by approximately 5% in each of the next four years.

     (d) Future minimum annual payments under leases for vehicles, equipment and premises (exclusive of realty taxes and other occupancy charges) are as follows:

                      2001                     $  43,137
                      2002                        35,590
                      2003                        32,152
                      2004                           140


NOTE 10 - FINANCIAL INSTRUMENTS

         The carrying amount of financial instruments including cash, short-term investments, accounts receivable and accounts payable approximates fair value because of the limited term of these instruments.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 11 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 12 - SUBSEQUENT EVENTS

          a)   The corporation finalized the terms of a private placement of
               6.75 million Special Warrants at $ 2.00 per Special Warrant for gross proceeds of $ 13.5 million. Each Special Warrant will entitle the holder to acquire one common share and one-half of one share purchase warrant. A full purchase warrant will allow the holder to purchase one common share at a price of $ 2.25 for a period of 18 months from the date of closing. The transaction is expected to close before March 31, 2000.

          b) Pursuant to the Stock Option Plan of the corporation, the corporation has reserved for issuance 1,675,000 options to purchase common shares of the corporation at an exercise price of $ 2.65 per common share to various directors, officers and employees of the corporation.

          c) On March 29, 2000 the Company acquired all of the outstanding common shares of Advanced Dealer Services, Inc., a Florida, USA based company. As consideration for the purchase, the Company issued 283,268 common shares valued at $ 1,267,083, and repaid debt of U.S. $ 763,866 (Cdn $ 1,115,585). Closing costs of
               $ 39,380 were also incurred in connection with the acquisition.

          d) On April 4, 2000 the Company acquired all of the outstanding common shares of Abbey Canada Inc. As consideration for the purchase, the Company issued 40,000 common shares valued at $ 120,000 and paid $ 60,000 in cash. Closing costs of $ 14,328 were also incurred in connection with the acquisition.

          e) On April 24, 2000 the Company executed a letter of intent to acquire all of the issued and outstanding shares of FBS, a Virginia, USA based company, for a purchase price of U.S.
               $ 1,250,000, which purchase price is to be satisfied by the payment of U.S. $ 625,000 cash, and the issuance of $ 625,000 in common shares of the Corporation.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 12 - SUBSEQUENT EVENTS (continued)

          f) On May 15, 2000 the Company executed a letter of intent to acquire all of the issued and outstanding shares of CAT, a Missouri, USA based company, for a proposed purchase price of U.S. $ 1,500,000, which purchase price is to be satisfied by the payment of U.S. $ 627,000 cash and the issuance of U.S. $ 873,000 in common shares of the Corporation.

          g) On May 19, 2000 the Company acquired all of the issued and outstanding shares of TaxMax, a Florida, USA based company, for a purchase price of U.S. $ 439,000 which purchase price was satisfied by the payment of $ 227,000 cash, the assumption of a U.S. $ 12,000 small business loan and the issuance of 222,296 common shares of the Company at an ascribed price of $ 1.35 (Cdn.) per share.

          h) On May 25 2000, the Company executed a letter of intent to acquire all of the issued and outstanding shares of United Autocomp Computer Inc. and a sister company NetChoice Corporation both of Irvine, California, USA based companies. The purchase price is U.S. $ 1,100,000 in cash and shares of the Corporation.

          i) On June 8, 2000 the Company executed a letter of intent to acquire all of the issued and outstanding shares of G&L Computer Systems, Inc. of Fort Worth, Texas, a USA based company. The proposed purchase price is U.S. $ 650,000 in cash and shares of the Corporation.

          j) On June 19, 2000 the Company executed a letter of intent to acquire all of the issued and outstanding shares of IndependentDealer.com LLC of Columbus, Ohio, a USA based company. The proposed purchase price is U.S. $ 750,000 payable in cash and 700,000 shares of the Corporation.

NOTE 13 - UNITED STATES ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the company with those in the United States ("U.S. GAAP") during the years presented except with respect to the following:

          a) Under Canadian GAAP, there is no requirement to record compensation on the issue of stock options to employees, consultants or directors. Under U.S. GAAP, compensation would be accrued at the date of granting of the options calculated as the difference between the market price and exercise price at the date of the grant. This amount accrues over the periods of required service. Accordingly, for U.S. GAAP purposes, for the year ended January 31, 2000 and January 31, 1999, compensation related to stock options would be increased and the net loss would be increased by $ NIL and $ 182,789 respectively. Additional paid in capital, a component of shareholders equity, would be increased by $NIL at January 31, 2000 and $ 182,789 at January 31, 1999.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 13 - UNITED STATES ACCOUNTING PRINCIPLES (continued)
          a)   continued

               U.S. GAAP also requires companies that follow the above method to disclose the cost of stock compensation awards at their fair value, at the date the award is granted. The fair value of the options granted by the corporation during the year was estimated based on Black- Scholes option-pricing model using the following assumptions: a 3 to 5 year expected term; a 41% expected volatility; dividend yield of 0%; and, a risk-free interest rate of 4.5% to 5.5%. The total value of the 571,671 stock options that were granted by the corporation during the year was $ 644,321 (during the year ended January 31, 1999 1,498,500 stock options were granted with a total value of $ 665,827). Of this total amount the pro forma cost of the stock option compensation for the year ended January 31, 2000 would be $ 128,864 (January 31, 1999 $ 138,733), the resulting pro forma net loss and loss per share for the year ended January 31, 2000 would be $ 1,559,921 and $ 0.10 respectively (January 31, 1999 net loss $ 718,328 and loss per share $ 0.07).

               The weighted average remaining contractual life and weighted average exercise price are 4.2 years and $ 0.64 respectively. The weighted average fair value of options granted during the years ended January 31, 2000 and January 31, 1999 was $ 1.49 and $ 0.45, respectively.

          b) In accordance with Canadian GAAP, it is the corporation 's policy to capitalize and amortize acquired research and development. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carryforwards. Research and development acquired in the current and prior years' in the amount of $ 509,275 is currently being amortized for Canadian GAAP purposes. Therefore, for U.S. GAAP purposes, for the years ended January 31, 2000 and 1999, amortization of computer software development costs expensed would decrease by, and net loss would decrease by, $ 97,244 per year.

               During the year additional research and development was acquired for $ 23,055. Accordingly, for U.S. GAAP purposes computer software development costs on the balance sheet would decrease by $ 23,055 and the net loss for the year ended January 31, 2000 would increase by $ 23,055.

          c) The following additional disclosure is required in the financial statements under U.S. GAAP:

               Allowance for doubtful accounts on accounts receivable as presented in the Canadian GAAP balance sheets as at January 31, 2000 and 1999 were $ 47,764 and $ 13,141 respectively.

                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 13 - UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          d) The following table reconciles net loss for the years reported in the accompanying statements of operations with that which would have been reported had the financial statements been presented in accordance with U.S. GAAP.


                                                                    For The Year Ended
                                                              -----------------------------
                                                                January 31      January 31
                                                                   2000            1999
                                                              -------------   -------------
Net loss for the years, Canadian GAAP                         $ (1,366,513)   $   (676,839)

Acquired computer software development costs expensed              (23,055)

Decrease in amortization of computer software
    development costs                                               97,244          97,244

Compensation related to employee stock options - note 13(a)                       (182,789)
                                                              ------------    ------------

Net loss in conformity with U.S. GAAP                         $ (1,292,324)   $   (762,384)
                                                              ============    ============

Basic earnings (loss) per common share (U.S. GAAP)            $      (0.08)   $      (0.07)
                                                              ============    ============

Weighted average number of common shares                        16,324,237      10,995,621
                                                              ============    ============


    Basic earnings (loss) per common share is determined using the weighted average number of shares outstanding during the years. Diluted earnings
    (loss) per common share are not reflected because the effects of the common share options outstanding at the end of the years are anti dilutive.

          e) The following table indicates the items in the balance sheets that would be affected had the financial statements been prepared in accordance with U.S. GAAP. The amounts would be as follows:


                     January 31      January 31
                        2000            1999
                    ------------   ------------
Intangible assets   $ 1,060,077    $   223,530
Deficit              (2,704,706)    (1,412,382)
Share capital         5,138,728      1,233,882


                                 CARBIZ.COM INC.

                     (FORMERLY DATA GATHERING CAPITAL CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                                JANUARY 31, 2000

NOTE 13 - UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          f) The following table reconciles the cash flow information that would be affected had the financial statements been prepared in accordance with U.S. GAAP, for the year ended January 31, 2000

Cash flows provided by (used in):

    Operating activities in accordance with
        Canadian GAAP                                      $    (1,322,181)

    Acquired computer software development
        costs expensed                                             (23,055)
                                                           ----------------
    Operating activities in accordance with
        U.S. GAAP                                          $    (1,345,236)
                                                           ===============

    Investing activities in accordance with
        Canadian GAAP                                      $      (628,553)

    Acquired computers software development
        cost expensed                                               23,055
                                                           ----------------
    Investing activities in accordance with
        U.S. GAAP                                          $      (605,498)
                                                           ===============
